

June 12, 2015

Mr. William Westbrook
Chief Executive Officer
Swordfish Financial, Inc.
P.O. Box 431
Vernon, AZ 85940

> **Re:** **Swordfish Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Amendment 1 to Form 8-K dated January 20, 2015**
> **Filed January 20, 2015**
> **File No. 000-07475**

Mr. Westbrook:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K Fiscal Year Ended December 31, 2014

Item 9. Controls and Procedures, page 9

1. We note your disclosure that your "internal control over financial reporting disclosure controls and procedures" were not effective. Management's conclusions as to effectiveness are unclear, given that the term "internal control over financial reporting disclosure controls and procedures" does not appear to be defined in Rules 13a-15 and 15d-15 of Securities Exchange Act of 1934. Please amend your filing to provide separate conclusions as to the effectiveness of the following:

   - Your disclosure controls and procedures, as required by Item 307 of Regulation S-K, and,

- Your internal controls over financial reporting, as required by Item 308(a)(3) of Regulation S-K.

2. We further note that you disclose that management's assessment of internal control over financial reporting is based on "criteria set forth by the Commission of Sponsoring Organization of the Treadway Commission (COSO) in Internal Control Over Financial Reporting—Guidance for Smaller Public Companies." Please note that this is not an acceptable framework as set forth in SEC Release 33-8810. Specifically, the guidance you reference is not an actual framework for evaluation, but instead provides guidance on how small companies can utilize the framework set forth in Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control – Integrated Framework*. Please clarify for us the actual framework that you utilized in your evaluation of internal control over financial reporting. Please revise your filing to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original COSO framework (the "1992 Framework") or the updated framework. Please note that in May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated *Internal Control – Integrated Framework*.

3. We note that you disclose that there were no changes in your internal controls over financial reporting during the quarter ended December 31, 2013 that have materially affected or reasonably likely to materially affect, your internal control over financial reporting. Revise your filing to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter, which in your case would be December 31, 2014, that has materially affected, or is reasonably likely to materially affect, the your internal control over financial reporting. Refer to the guidance in Item 308(c) of Regulation S-K.

Financial Statements, page F-1

-Consolidated Balance Sheets, page F-2

4. We note that the financial statements presented within your Form 10-K were not audited. Please revise your filing to include audited financial statements as of and for the two years ended December 31, 2014 that are audited by an independent registered public accountant that is registered with the PCAOB. Refer to the guidance in Rule 2.02 and Rule 8.02 of Regulation S-X.

5. Further to the above, we note that you filed an Item 4.01 Form 8-K dated May 20, 2014 whereby Patrick D. Heyn, CPA, PA resigned as your independent registered public accountant and that you hired John Scrudato, CPA, on May 19, 2014. Please tell us whether John Scrudato, CPA, continues to be your independent registered public

accountant and why he did not audit your financial statements. If John Scrudato, CPA is no longer your independent registered public accountant, please explain to us why you have not filed an Item 4.01 Form 8-K to disclose that change in your certifying accountant. Refer to the guidance in Item 4.01 of Form 8-K.

Notes to Unaudited Consolidated Financial Statements, page F-6

Note A. The Company, page F-6

6. We note here and on page F-16 that you entered into a merger agreement with SoOum Corp. that closed on November 10, 2014 whereby SoOum Corp. transferred all its outstanding shares of common stock to SoOum Holdings, a wholly-owned subsidiary, in consideration for 6,786,955 of your Class B preferred stock. We note that you recorded $480,000 of goodwill as part of this merger and that you concluded that this goodwill was impaired as of December 31, 2014.

- Explain to us in more detail the nature of this merger transaction and how you are accounting for this merger in accordance with FASB ASC Topic 805.

- Explain to us any relationships that you had with SoOum prior to the merger.

- Explain to us why you recorded goodwill as part of this merger on November 10, 2014 and subsequently wrote off the goodwill on December 31, 2014.

- Explain to us how you determined that you were the accounting acquirer in this transaction. Refer to FASB ASC paragraphs 805-10-55-12 through 15.

- Revise your filing to include the disclosures required by FASB ASC 805-10-50.

Cite the accounting literature relied upon and how you applied it to your situation.

Note D. Acquisition-iPoint Television, page F-11

7. We note here and throughout the filing that you acquired 90% of iPoint Television's issued and outstanding membership interests on March 25, 2014 in exchange for a combination of your preferred stock and common stock.

- Please describe this acquisition to us in more detail and explain to us how you applied the guidance in FASB ASC Topic 805 to this transaction.

- Identify the accounting acquirer in the transaction, explain to us the underlying reasons for your conclusion, and describe any relationships that you had with iPoint Television prior to the merger.

- Revise your filing to include the disclosures required by FASB ASC 805-10-50.

Note J. Commitments and Contingencies, page F-15

8.   We note that you have recorded $1,102,510 and $1,066,755 of judgment payables as of December 31, 2014 and 2013, respectively related to various legal proceedings for collections of claims against the company. Please tell us and revise your filing to disclose your loss contingency accounting policy in accordance with FASB ASC 450-20 and how you determined the amounts to accrue related to these various legal proceedings for collections of claims against the company.

Exhibit 31.1 and 31.2

9.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you replace the word "registrant" with "small business issuer" in paragraphs 3, 4, and 5. Please revise your future filings, including any amendment to this filing, to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Amendment 1 to Form 8-K dated January 20, 2015

-Report of Independent Registered Accounting Firm, page F-1

10.   We note that your independent registered accountant opined on SoOum Holdings, Inc.'s balance sheet as of December 31, 2013 and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the period February 14, 2013 through December 31, 2013. However, on the statements on pages F-3 through F-5 you show the date of inception as February 4, 2013. Please have your accountant revise its report to opine on the correct period presented (i.e., for the period February 4, 2013 through December 31, 2013), or advise us. Refer to the guidance in Item 2.02 of Regulation S-X.

Pro Forma Financial Statements, page F-9

11.   We note that you label the final columns of the pro forma balance sheet and pro forma statement of operations as "Pro Forma Consolidated as of closing date November 10, 2014." Please revise to remove the reference to the closing date in those columns since the pro forma statements are being presented as of September 30, 2014. Further, revise the filing to also include a pro forma statement of operations for the year ended December 31, 2013 in accordance with Rule 8-05 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        You may contact Tara Harkins at (202) 551-3639 or Eric Atallah, Senior Accountant, at
(202) 551-3663 if you have questions regarding comments on the financial statements and
related matters. You may also contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant